ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

February 12, 2014		Lindsey Coffey T +1 212 596 9821 F +1 646 728 2573 lindsey.coffey@ropesgray.com

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Christina DiAngelo Fettig

Re:	The Merger Fund (the “Fund” or “Registrant”) (Registration Nos. 0002-76969 and 811-03445)

Dear. Ms. Fettig

On January 8, 2014, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Lindsey Coffey of Ropes & Gray LLP, counsel to the Fund, regarding the December 31, 2012 annual report to shareholders filed under the Investment Company Act of 1940, as amended, (the “1940 Act”) on Form N-CSR on March 8, 2013 for the Fund (the “Report”). The Fund appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Fund’s responses are set forth below.

1.
Comment: If the Fund invests a significant portion of its assets in derivative instruments, please disclose that fact in the letter to shareholders and discuss the impact such investments had on performance during the reporting period.  See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2013.

Response:  The Fund’s use of derivative instruments has typically been related to the merger-arbitrage investments it seeks to establish.  In that regard, the derivative instruments held by the Fund have primarily been used to establish investment exposure to the spread between the value at which a target company’s shares currently trade and the value of the cash or securities shareholders of the target company will receive upon successful completion of the proposed merger.  Accordingly, the Fund’s disclosure to shareholders has historically focused on a discussion of the investment adviser’s ability to evaluate the outcome of proposed events, such as mergers.  The Fund will, however, evaluate whether to include in future reports disclosure regarding how the Fund’s derivative positions have affected the Fund’s performance.

ROPES & GRAY LLP	- 2 -	February 12, 2014

2.
Comment: Note (g) on page 17 of the Report states, “[a]ll or a portion of the shares have been committed as collateral for swap contracts.”  Please note the SEC’s concept release regarding the use of derivatives and explain supplementally to the Staff the Fund’s policy on segregation of assets for total return swap contracts.

Response:  The Fund’s current practice is to earmark liquid assets in an amount equal to the notional value of the Fund’s total return swap contract positions as segregated against such contracts.  The Fund reserves the ability, however, to earmark liquid assets in respect of such positions in any manner and amount that is consistent with applicable law, including Investment Company Act Release No. 10666 (April 18, 1979) and no-action relief or other guidance issued by the Staff.

3.	Comment: In future filings please add descriptive sub-headings identifying the types of swap contracts reported in the “Schedule of Swap Contracts.”

Response:  The requested disclosure will be incorporated in the Fund’s next report to shareholders.

4.
Comment: In future filings please enhance the disclosure in the “Notes to Financial Statements” with respect to the Fund’s objective(s) and strategies for investing in derivatives.  Please refer to FASB ASC 815-10-50.

Response:  As applicable, the requested disclosure will be incorporated in the Fund’s next report to shareholders.

5.
Comment: The letter to shareholders discloses the expense ratio “as of the latest Prospectus.”  In future filings please include a statement that such expense ratio may differ from the more recent expense ratio reported in the Financial Highlights.

Response:  The requested disclosure will be incorporated in the Fund’s next report to shareholders.

6.
Comment: Page 5 of the Report states, “[d]iversification does not assure a profit, nor does it protect against a loss in a declining market.”  However, Note 1 to the financial statements states, “[t]he Merger Fund (the “Fund”) is a no-load, open-end, non-diversified investment company…” (emphasis added).  Please reconcile these two statements.

Response:  The Fund respectfully submits that the statements are not necessarily inconsistent.  Registered investment companies classified as non-diversified investment companies can hold diversified portfolios of investments.    Nonetheless, the Fund will seek to clarify the disclosure in future reports.

ROPES & GRAY LLP	- 3 -	February 12, 2014

7.
Comment: In future filings please disclose under “Short-Term Investments” in the “Schedule of Investments” the specific share class of an investment the Fund holds where more than one class of shares is offered.

Response:  As applicable, the requested disclosure will be incorporated in the Fund’s next report to shareholders.

8.	Comment: If applicable, under “Liabilities” in the “Statement of Assets and Liabilities,” please disclose any open payables to directors as of the reporting date.

Response:  The Fund confirms that there were no open payables to directors as of the reporting date.  As applicable, the requested disclosure will be incorporated in the Fund’s next report to shareholders.

9.
Comment: Under “Supplemental data and ratios” in the Financial Highlights, please reduce the number of expense ratios in the table and consider disclosing a gross expense ratio inclusive of all expenses.

Response: The requested disclosure will be incorporated in the Fund’s next report to shareholders.

10.	Comment: In future filings please include in Note 3 the more detailed disclosure of the expense waiver provided in the Fund’s prospectus.

Response:  During periods in which an expense waiver is in effect, the requested disclosure will be incorporated in future reports.

11.
Comment: The Staff notes that the audit opinion is dated March 1, 2013, which is more than sixty days after the Fund’s fiscal year end.   Please confirm supplementally to the Staff that the Report was transmitted to shareholders within sixty days of the Fund’s fiscal year end.   See Rule 30e-1 of the 1940 Act.

Response: The Fund respectfully submits that March 1, 2013, is within sixty days of the Fund’s fiscal year end.  The Fund’s administrator reviewed its records and confirmed that the Report was completed on the 60th day after the Fund’s fiscal year end and the mailing process had begun on such day.

12.	Comment: In future filings please provide, where practicable, additional detail regarding the bases for the Trustees’ conclusion to approve the Fund’s investment advisory agreements.

Response:  The Fund will consider the Staff’s comment in preparing its next report to shareholders.

ROPES & GRAY LLP	- 4 -	February 12, 2014

* * * * *

As instructed by the Staff, the Fund is also submitting the following:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Report, (ii) Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Report, and (iii) the Fund may not assert Staff comments with respect to the Report as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 596-9821.

Very truly yours,

/s/ Lindsey Coffey
Lindsey Coffey